                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 4) (1)

                           TROY FINANCIAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    897 32918
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              PAUL J. GOLDMAN, ESQ.
 SEGEL, GOLDMAN, MAZZOTTA & SIEGEL, P.C., 9 WASHINGTON SQUARE, ALBANY, NY 12205
               TELEPHONE: (518) 452-0941, TELEFAX: (518) 452-0417
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 16, 2002
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                NOTE: Schedules filed in paper format shall
                include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


                (1) The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 897 32918                     13D          PAGE   2    OF   5    PAGES

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         MORRIS MASSRY, O93-20-5464
         -----------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [     ]
                                                                 (b)   [     ]
         -----------------------------------------------------------------------
(3)      SEC USE ONLY

         -----------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         -----------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 [     ]
         IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
         -----------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES OF AMERICA
         -----------------------------------------------------------------------
                          (7)      SOLE VOTING POWER
NUMBER OF                          643,488 (6.6%) (1)
SHARES                    ------------------------------------------------------
BENEFICIALLY              (8)      SHARED VOTING POWER
OWNED BY                           0
EACH                      ------------------------------------------------------
REPORTING                 (9)      SOLE DISPOSITIVE POWER
PERSON WITH                        643,488 (6.6%) (1)
                          ------------------------------------------------------
                          (10)     SHARED DISPOSITIVE POWER
                                   0
                          ------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         643,488 (6.6%)
         -----------------------------------------------------------------------
(12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      [     ]
         -----------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.6%
         -----------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*
         -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 897 32918                     13D          PAGE   3    OF   5    PAGES

Item 1.  Security and Issuer.

         This statement relates to the common shares of Troy Financial Corporation (the "Issuer"), which has its principal executive offices at 32 Second Street, Troy, New York 12180.

Item 2.  Identity and Background.

         The person filing this statement is a natural person.

         (a) The name of the person filing this Schedule is Morris Massry, residing at 2 Cobblehill Road, Loudonville, New York 12211.

         (b) The business address is c/o Executive Park North, 2 Tower Place, Albany, NY 12203.

         (c) Mr. Massry is a citizen of the United States of America.

         (d) Mr. Massry's principal occupation is real estate investment.

         (e) During the last five years, Mr. Massry has not been convicted in a criminal proceeding.

         (f) During the last five years, Mr. Massry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order, enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used in making the purchases by Mr. Massry is funds owned by him individually and acquired by him as a result of his real estate investment business activities.

Item 4.  Purpose of Transaction.

         The purpose of the acquisition of securities of the Issuer is for investment purposes. The Reporting Person has for a number of years invested in publicly traded stocks, including bank stocks.

Except for his intention to stand for election to the Board of Directors of the Issuer at the annual meeting of shareholders to be held on February 14, 2002, as reported in the filing made December 28, 2001, the Reporting Person does not currently have any plans or proposals which relate to or would result in:

         1. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         2. an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         3. a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         4. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         5. any material changes in the present capitalization or dividend policy of the Issuer;

         6. any other material changes in the present capitalization or dividend policy of the Issuer;

         7. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         8. causing a class of securities of the Issuer to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

         9. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         10. any action similar to any of those enumerated above.

There can be no assurance however, that in the future the reporting person may not pursue any or all of the above.

CUSIP NO. 897 32918                     13D          PAGE   4    OF   5    PAGES


Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 643,488 shares of the Issuer's common stock representing six percent (6.6%) of this class of the Issuer's securities. The Reporting Person's percentage of interest has been computed on the basis of 9,763,764 shares outstanding as reported by Issuer on December 26, 2001.

         (b) The Reporting Person owns and has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 643,488 shares, or 6.6% of the Issuer's Common Stock.

         (c) The following are transactions that were effected by the Reporting
         Person:


             Transaction Date                   No. of Shares                              Price
             ----------------                   -------------                              -----
                 03/31/99                              54,392                        $535,038.25
                 04/05/99                              70,000                         700,000.00
                 04/06/99                              19,500                         187,612.00
                 04/07/99                              29,586                         278,266.25
                 04/08/99                               2,500                          23,905.00
                 04/09/99                               4,500                          43,312.50
                 04/09/99                              11,000                         105,886.00
                 04/13/99                               6,500                          62,957.00
                 04/14/99                               3,000                          29,250.00
                 04/15/99                              16,000                         157,000.00
                 04/16/99                              76,206                         762,060.00
                 04/21/99                               5,000                          50,000.00
                 04/23/99                               2,000                          19,875.00
                 05/27/99                               4,200                          43,050.00
                 05/28/99                               4,000                          41,000.00
                 06/01/99                               1,800                          18,450.00
                 06/03/99                               3,643                          36,885.38
                 06/08/99                               9,900                         102,093.75
                 07/21/99                               6,452                          64,520.00
                 07/30/99                              10,000                         115,625.00
                 08/05/99                              10,000                         113,125.00

             Transaction Date                   No. of Shares                              Price
             ----------------                   -------------                              -----
                 08/10/99                               3,000                          33,750.00
                 08/10/99                               5,000                          56,555.00
                 08/11/99                               7,000                          77,000.00
                 09/15/99                               5,000                          54,687.50
                 09/27/99                               2,000                          21,625.00
                 10/01/99                               8,100                          87,581.25
                 10/21/99                               5,000                          53,437.50
                 02/24/00                              15,500                         146,281.25
                  2/28/00                              20,000                         189,007.25
                 02/29/00                               9,000                          85,500.00
                 03/03/00                               9,000                          85,500.00
                 03/07/00                              21,500                         204,250.00
                 03/10/00                              25,000                         237,500.00
                 03/15/00                               4,000                          35,250.00
                  6/13/00                              10,000                         100,625.00
                 09/29/00                              50,000                         590,502.35
                 10/02/00                               2,500                          29,527.35
                 10/04/00                               5,000                          59,677.35
                  6/6/01                                  200                           3,824.00
                  6/6/01                               18,709                         360,118.32
                  6/6/01                                8,200                         158,916.00
                  1/3/02                               20,000                         521,500.00
                  1/11/02                              10,700                         280,127.00
                  1/16/02                               3,500                          90,149.15
                  1/16/02                               2,000                          50,926.00
                  1/17/02                              12,700                         330,004.42
                  1/22/02                               7,100                         187,440.00
                  1/23/02                               3,500                          92,400.00
                  1/23/02                                 100                           2,635.00

                                                      643,488                      $7,716,207.82


CUSIP NO. 897 32918                     13D              PAGE 5 of 5 PAGES

         (d) The following are transactions that were effected by the Reporting Person: NONE

         (e)      ___

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

         NONE

Item 7.  Materials to be Filed as Exhibits.
         NONE.


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

Dated:   JANUARY 25, 2002




BY: /s/Morris Massry
   ----------------------------------------------------
   Morris Massry